Exhibit 99.1

Dongfeng Motor Group, Nissan Motor and Volvo Deepen Discussions on Possible Future Cooperation

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 22, 2007--Dongfeng Motor Group Company Limited (DFG), Nissan Motor and AB Volvo is now deepening discussions on a possible AB Volvo investment in the heavy and medium-duty commercial vehicle business currently included in the Chinese joint venture between DFG and Nissan Motor - Dongfeng Motor Co, Ltd (DFL).

"We will now initiate more in-depth discussions about our possible future cooperation," stated Xu Ping, Board Chairman of DFG and Jorma Halonen, Executive Vice President and Deputy CEO of AB Volvo.

Nissan Motor will focus on passenger cars and light commercial vehicles and has divested its holding in Nissan Diesel to AB Volvo. Subsequently, DFG, Nissan Motor and AB Volvo initiated discussions at the end of last year with the Chinese authorities on the future possible cooperation of the parties. DFG intends to establish more competitive alliances with Nissan and AB Volvo respectively, in order for all parties to achieve the best development in their specialized field.

To move forward on this issue, DFG, Nissan Motor, DFL and AB Volvo also have signed a non-binding framework agreement with the intention of AB Volvo to invest in the heavy and medium-duty commercial vehicle and engine business and future engine business, while Nissan Motor remains committed to the longterm cooperation with DFG regarding passenger vehicles and the light commercial business.

Any future definitive agreement regarding such a transaction will be subject to approval by Chinese authorities.

About Dongfeng Motor Company, Ltd (DFL) Dongfeng Motor Company Ltd (DFL) , is engaged in the manufacture of passenger vehicles, commercial vehicles, engines, parts and components, vehicle manufacturing equipment and other automotive-related products and services. DFL is ranked number one in heavy and medium-duty trucks in China and is a 50/50 joint venture between Nissan Motor and DFG. DFG is a listed company traded on the Hong Kong Stock Exchange.

January 22, 2007

For further information, please contact Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: The Volvo Group
Marten Wikforss, +46 31 66 11 27 or +46 705 59 11 49